Filed by Heartland Producers, LLC
pursuant to Rule 425 under the
Securities Act of 1933, as amended.

Subject Company: Advanced BioEnergy, LLC
Registration Statement No.: 333-139990

HEARTLAND PRODUCERS, LLC
38469 133rd Street
Aberdeen, South Dakota 57401-8406

 May 3, 2007

Dear Member:

You are cordially invited to attend a special meeting of members (the “Special Meeting”) of Heartland Producers, LLC (“HP”) which will be held at the Ramkota Hotel, 1400 8th Ave NW, Aberdeen, South Dakota, on Monday, May 14, 2007, at 10:00 am.

At the Special Meeting, you will be asked to approve (1) the exchange by HP of its limited partnership interests in Heartland Grain Fuels, L.P. (“HGF”) for $7,584,260 in cash and 1,228,547 membership units of Advanced BioEnergy, LLC (“ABE”) and of its common stock in Dakota Fuels, Inc. (“DF”) for $209,865 in cash pursuant to the terms of the Partnership Interest and Stock Purchase Agreement by and among ABE, HGF Acquisition, LLC, a wholly-owned subsidiary of ABE, HGF, HP, South Dakota Wheat Growers Association and DF dated November 7, 2006 (the “Purchase Agreement”), and (2) the subsequent distribution by HP of substantially all of the consideration received in such transaction to its members (the exchange and distribution are referred to together as the “HP Transaction”).

You will also be asked to approve the dissolution and winding up of HP pursuant to its operating agreement and South Dakota law following the consummation of the HP Transaction (the “HP Dissolution”). You will also be asked to vote to adjourn the Special Meeting, if necessary, for the purpose of soliciting additional votes in favor of the HP Transaction and the HP Dissolution.

We will be holding an informational meeting for HP members in both Aberdeen, South Dakota and Huron, South Dakota prior to the Special Meeting in order to answer questions you may have. The Aberdeen meeting will be held at the Ramkota Hotel, 1400 8th Ave NW Aberdeen, South Dakota, on Friday, May 11, 2007, at 10:00 am.  The Huron meeting will be held at the Crossroads Hotel, 100 Fourth Street NW, Huron, South Dakota on Wednesday, May 9, 2007 at 10:00 a.m.

The HP Transaction is part of a larger transaction involving the combination of HGF with ABE. In connection with the transaction, ABE has filed a registration statement that contains an information statement/prospectus with the U.S. Securities and Exchange Commission. YOU ARE ENCOURAGED TO READ THE REGISTRATION STATEMENT, WHICH CONTAINS INFORMATION ABOUT THE TRANSACTION AND THE SPECIAL MEETING CALLED TO VOTE ON THIS TRANSACTION, BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION ABOUT THIS TRANSACTION.  A final information statement/prospectus will be mailed to you prior to the meeting.  You are also able to obtain the registration statement, including the information statement/prospectus, free of charge at the SEC’s web site, www.sec.gov, and from ABE on its web site at www.advancedbioenergy.com or by contacting Bill Paulsen, at (605) 225-0520.

HP’s Board of Managers (the “HP Board”) carefully reviewed and considered the terms and conditions of the HP Transaction and unanimously determined that the terms of the HP Transaction and the HP Dissolution are in the best interests of HP and its members and approved the HP Transaction, the HP Dissolution and the transactions contemplated thereby.

On behalf of the HP Board, I would like to express my appreciation for your interest in HP and urge you to attend both the informational meetings and the Special Meeting.

Voting by written ballot on the proposals to be considered at the Special Meeting will not be permitted. Therefore, if you would like to vote on the proposals, it is important that you attend the Special Meeting.

Sincerely yours,

/s/ CRAIG SCHAUNAMAN
Craig Schaunaman Chairman, Heartland Producers, LLC Board of Managers